SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2006

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated July 21, 2006, announcing Scopus Schedules Second Quarter 2006 Reporting Date and Conference Call, and Preliminary Results.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995).

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: July 21, 2006

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Press Release

Scopus Schedules Second Quarter 2006 Reporting Date and Conference Call, and Provides Preliminary Results

Second Quarter Revenue is expected to be about US$12.5 million, representing approximately 15% YoY growth, with loss per share, excluding FAS123 impact, between ($0.04) and ($0.05).

Second Quarter 2006 Results Release Scheduled for August 3rd

TEL AVIV – July 21, 2006 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced that it will be releasing its second quarter 2006 results on Thursday, August 3rd, 2006, before the US market opens.

Scopus also provided a preliminary outlook for its second quarter 2006 results. Revenue is expected to be about $12.5 million for the quarter with a loss per share, excluding FAS 123 impact, between ($0.04) and ($0.05). The lower than expected EPS results are primarily due to exchange rate related expenses as a result of the strong appreciation of the Shekel versus the US dollar during the quarter and higher than anticipated operating expenses. Gross margin in the quarter is expected to be around 49%.

The Company will be hosting a conference call on August 3rd at 9:00am EDT. On the call, management will review and discuss the second quarter results in more detail and will provide its outlook for the remainder of 2006.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 229 7198
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

At:
9:00am Eastern Time, 6:00am Pacific Time, 2:00pm UK Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Scopus’s website, at: www.scopus.net

About Scopus Video Networks
Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus offers products that support digital television, HDTV, live event coverage and content distribution.

Scopus provide a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders and network management products. Scopus’ products are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers are network operators such as satellite, cable and telecom service providers and terrestrial broadcasters. Scopus’ products are used by hundreds of network operators worldwide. For more information visit: www.scopus.net

Contacts:

Scopus Corporate Contact:
Moshe Eisenberg
Tel: +972-3-9007700
ir@scopus.net

Investor Relations Contacts:
GK Investor Relations
Ehud Helft / Kenny Green
Tel: 1 866 704 6710
Ehud@gkir.com / Kenny@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general, and video-over-IP in particular, the ability to increases sales of newer products, the successful expansion of sales in the United States and with larger cable operators, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, 1st floor, Princeton NJ, 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com